UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities and Exchange Act of 1934

For May 5, 2026

Commission file number: 1-13.396
Transportadora de Gas del Sur S.A.
Cecilia Grierson 355, Twenty sixth Floor
(1107), Capital Federal
Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

tgs

2026

1st Quarter Earnings Release

tgs

Buenos Aires, Argentina, May 5, 2026.

NYSE | TGS

BYMA Bolsas y Mercados Argentinos | TGSU2

tgs announces results for the first quarter (“1Q”)
ended on March 31, 2026 (1)

Transportadora de Gas del Sur S.A. ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 89.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 53.83% of the total shares. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) Grupo Inversor Petroquímica S.L. (GIP), led by the Sielecki family, and PCT L.L.C. hold the remaining 50%.

For further information, see our website:
https://www.tgs.com.ar/en/investors/

STOCK INFORMATION
BYMA Symbol: TGSU2
NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

SHAREHOLDING STRUCTURE AS OF MARCH 31, 2026
tgs holds 752,761,058 outstanding shares.

(1) The financial information included in this earnings release is based, unless otherwise stated, on the consolidated financial statements and is presented in millions of constant Argentine pesos as of March 31, 2026 (Ps.), which is based on the application of International Financial Reporting Standards (“IFRS”).
Buenos Aires, Argentina, May 5, 2026

tgs reported comprehensive income for the 1Q2026 of Ps. 159,981 million, equivalent to Ps. 212.53 per share (Ps. 1,062.63 per ADS), compared to a comprehensive income of Ps. 142,355 million, or Ps. 189.11 per share (Ps. 945.55 per ADS) for the first quarter ended March 31, 2025 (1Q2025).

	1Q2026	1Q2025
Revenues*	484,201	427,564
Operating profit*	249,340	187,094
Climate event impairment*	-	(14,459)
Depreciation*	(57,147)	(53,373)
Operating profit before depreciation and impairment of climate event* (1)	306,487	254,926
Total comprehensive income*	159,981	142,355
Earnings per shares in Ps.	212.53	189.11
Earnings per ADS in Ps.	1,062.63	945.55
* (in million of Argentine Pesos)
(1) Operating profit before depreciation and reversal of impairment of PPE is a non-IFRS financial measure, we define the operating profit before depreciation as operating profit plus depreciation of PPE. We believe that this measure provides complementary information to investors and stakeholders for decision making process. Operating profit before depreciation and reversal of climate event impairment should not be interpreted as an alternative to other measures calculated in accordance with IFRS as it may not be comparable with similar denomination measures reported by other entities.

Operating profit for 1Q2026 amounted to Ps. 249,340 million, representing an increase of Ps. 62,246 million compared to 1Q2025. This increase was mainly explained by:

•	Higher revenues in the Liquids Production and Commercialization segment (Ps. 46,058 million) and the Midstream segment (Ps. 17,679 million).

•	A positive variation in other operating results, net, of Ps. 27,202 million.

These effects were partially offset by:

•	Lower revenues in the Natural Gas Transportation segment of Ps. 7,101 million.

•	An increase in cost of sales and administrative and selling expenses of Ps. 21,595 million.

Financial results recorded a negative variation of Ps. 9,227 million compared to 1Q2025.

Highlights during 1Q2026 and beyond

•
Contractual reconfiguration of the natural gas transportation segment: In March 2026, the Secretariat of Energy issued Resolution No. 66/2026, which redefines the contractual framework of the natural gas transportation segment to adapt it to the new production scheme led by Vaca Muerta, while keeping the mandatory five-year tariff review (RQT) process unchanged. As a result of these changes, on April 14, 2026, ENARGAS issued Resolution No. 409/2026, concluding such reorganization process with almost neutral impact on tgs’ monthly revenues.

•
Ordinary, Extraordinary and Special Shareholders’ Meeting: on April 15, 2026, the Ordinary, Extraordinary and Special Shareholders’ Meeting was held, during which, among other matters, the proposal to increase the Legal Reserve by Ps. 23,030 million and the Reserve for Future Investments, Acquisition of Treasury Shares and/or Dividends by Ps. 437,568 million were approved.

•
Award of incremental capacity – Perito Moreno Gas Pipeline expansion and final sections: Following the completion of Public Tender No. 1, on April 15, 2026, approximately 5 MMm³/d of transportation capacity from the expansion was awarded. During this tender process, requests totaling approximately 32 MMm³/d were received from shippers seeking to secure a portion of the expansion’s incremental capacity. Producers, marketers, industrial users, generators and distributors participated in this bidding process.

Analysis of the results

In the 1Q2026, tgs reported revenues of Ps. 484,201 million, compared to Ps. 427,564 million recorded in 1Q2025, representing an increase of Ps. 56,637 million.

The breakdown of cost of sales, administrative and selling expenses for 1Q2026 and 1Q2025 is shown in the table below:

	1Q2026		1Q2025		Variation
Concept	MM of Ps.	% s/ total	MM of Ps.	% s/ total	MM of Ps.	%
Natural gas purchase (RTP)	64,724	27%	41,941	19%	22,783	54%
Labor costs	41,123	17%	41,790	19%	(667)	(2%)
Taxes, fees and contributions	28,402	12%	26,191	12%	2,211	8%
Repair and maintenance	18,605	8%	29,969	13%	(11,364)	(38%)
Other fees and third parties services	22,110	9%	19,501	9%	2,609	13%
Impartment of financial assets	76	0%	-	0%	76	n/a
Depreciation	57,147	23%	53,373	24%	3,774	7%
Other charges	11,823	5%	9,650	4%	2,173	23%
Total	244,010		222,415		21,595

Cost of sales and administrative and selling expenses increased by Ps. 21,595 million, mainly due to higher: (i) cost of natural gas acquired for liquids production (mainly due to higher consumption, which was partially offset by a lower price restated in accordance with IAS 29) of Ps. 22,783 million; (ii) depreciation of Ps. 3,775 million; (iii) third-party services of Ps. 3,719 million; and (iv) taxes, fees and contributions of Ps. 2,213 million (mainly higher export duties and turnover tax). These effects were partially offset by lower repair and maintenance expenses of Ps. 12,486 million.

Financial results are presented on a nominal terms, including gain/loss on net monetary position in a single line item. In 1Q2026, financial results were negative by Ps. 9,227 million, compared to 1Q2025, mainly explained by the lower return on the financial assets of Ps. 36,146 million, higher interest accrued on liabilities, and the loss on monetary position of Ps. 15,078 million and Ps. 10,652 million, respectively. These effects were partially offset by a positive foreign exchange difference of Ps. 44,370 million in 1Q2026, compared to a negative foreign exchange difference of Ps. 9,593 million in 1Q2025.

Other operating results, net, reported a gain of Ps. 9,149 million in 1Q2026, compared to a loss of Ps. 18,054 million in 1Q2025. This positive variation was mainly attributable to the lower negative impact related to the climatic event at the Cerri Complex that occurred in March 2025, amounting to Ps. 15,003 million, and to insurance recoveries related to such event of Ps. 11,865 million.

Natural Gas Transportation

Operating profit of the Natural Gas Transportation segment for 1Q2026 amounted to Ps. 106,394 million, compared to operating profit of Ps. 95,180 million recorded in 1Q2025.

	Natural Gas Transportation
	1Q2026	1Q2025	Variation	Variation in %
	(In million of Argentine pesos)
Revenues	194,508	201,609	(7,101)	(4%)
Intercompany revenues	9,856	7,619	2,238	29%
Cost of sales	(77,979)	(85,127)	7,147	(8%)
Other administrative and selling expenses	(19,649)	(19,222)	(427)	2%
Other operating results, net	(342)	(9,699)	9,357	(96%)
Operating profit	106,394	95,180	11,214	12%
Depreciation of PPE	(33,543)	(33,716)	173	(1%)

Natural gas transportation revenues accounted for approximately 40% and 47% of total revenues in both 1Q2026 and 1Q2025, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 77% and 80% of the total revenues for this segment in 1Q2026 and 1Q2025, respectively.

Revenues recorded a decrease of Ps. 7,101 million, mainly as a result of the negative impact of restatement to constant currency in accordance with IAS 29, amounting to Ps. 48,508 million. This effect was partially offset by the tariff increases received of Ps. 36,651 million, as well as higher revenues from natural gas transportation services of Ps. 3,240 million.
On the other hand, cost of sales and administrative and selling expenses, on an aggregate basis, decreased by Ps. 6,720 million, mainly due to lower repair and maintenance expenses of Ps. 8,664 million, an effect that was partially offset by higher services and fees from third parties of Ps. 1,709 million.
Finally, other operating results, net, showed a positive variation of Ps. 9,357 million, mainly explained by a lower negative charge associated with the climatic event of Ps. 10,134 million, which was partially offset by a lower reversal of provisions of Ps. 634 million.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 40% and 30% of total revenues in 1Q2026 and 1Q2025, respectively. During 1Q2026, production increased by 112,714 tons, reaching 333,438 tons.

	Production and Commercialization of Liquids
	1Q2026	1Q2025	Variation	Variation in %
	(In million of Argentine pesos)
Revenues	193,345	147,287	46,058	31%
Cost of sales	(96,514)	(67,881)	(28,633)	42%
Administrative and selling expenses	(13,597)	(12,317)	(1,281)	10%
Other operating results, net	9,497	(7,081)	16,578	n/a
Operating profit	92,731	60,009	32,722	55%
Depreciation of PPE	(4,023)	(3,848)	(175)	5%

During 1Q2026, operating profit for this business segment amounted to Ps. 92,731 million, representing an increase of Ps. 32,722 million compared to the same period of 2025 (Ps. 60,009 million). This increase was mainly explained by higher revenues of Ps. 46,058 million and a positive impact in other operating results, net, amounting to Ps. 9,497 million (compared to a negative charge of Ps. 7,081 million in 1Q2025). These effects were partially offset by higher natural gas costs (Ps. 22,783 million), higher fees and third-parties services of Ps. 1,686 million, and repair and maintenance expenses of Ps. 1,462 million.

Revenues totaled Ps. 193,345 million in 1Q2026, compared to Ps. 147,287 million in the same period of 2025. This increase was mainly explained by higher sales volumes of Ps. 61,650 million and the nominal exchange rate effect of Ps. 34,417 million. These effects were partially offset by a loss of Ps. 34,481 million resulting from accounting restatement in accordance with IAS 29, and the decline in prices of Ps. 15,281 million.
Volumes sold increased 112,025 tons (+53%) compared to 1Q2025. This growth was mainly explained by the comparison base affected by the climatic event of March 7, 2025, which interrupted production at the Cerri Complex until mid‑April 2025. In turn, this increase also reflects an improvement in the quality of the natural gas processed at Cerri complex, which resulted in a sustained increase of liquids production.
The breakdown of volumes dispatched by market and product and revenues by market are included below:

	1Q2026	1Q2025	Variation
(in tons)
Local market
Ethane	105,488	66,301	39,187
Propane	39,108	30,836	8,272
Butane	30,400	20,814	9,586
Subtotal	174,996	117,951	57,045
Foreign market
Propane	67,951	40,543	27,408
Butane	54,122	30,459	23,663
Natural gasoline	25,432	21,523	3,909
Subtotal	147,505	92,525	54,980
Total	322,501	210,476	112,025

	1Q2026	1Q2025
(in million of Argentine Pesos)
Local market	88,892	66,539
Foreign market	104,453	80,748
Total Revenues	193,345	147,287

Midstream and Telecommunications

Midstream and Telecommunications business segment includes mainly services provided by tgs at Vaca Muerta, representing approximately 20% and 18% of our total revenues for 1Q2026 and 1Q2025, respectively.

	Midstream and Telecommunications
	1Q2026	1Q2025	Variation	Variation in %
	(In million of Argentine pesos)
Revenues	96,347	78,668	17,679	22%
Cost of sales	(37,530)	(36,130)	(1,400)	4%
Administrative and selling expenses	(8,597)	(9,358)	761	(8%)
Other operating results, net	(6)	(1,275)	1,268	n/a
Operating profit	50,215	31,906	18,308	57%
Depreciation of PPE	(19,581)	(15,809)	(3,771)	24%

Operating profit rose by Ps. 18,308 million, mainly as a result of the increase in revenues of Ps. 17,679 million in 1Q2026 compared to 1Q2025, and the positive variation in other operating results, net, of Ps. 1,268 million. These effects were partially offset by an increase in cost of sales of Ps. 1,400 million.
The increase in revenues was mainly driven by higher natural gas transportation and conditioning services at Vaca Muerta of Ps. 16,986 million, and by the nominal exchange rate effect on revenues denominated in U.S. dollars of Ps. 17,350 million. These effects were partially offset by the impact of restatement in accordance with IAS 29 of Ps. 15,801 million.

Financial position analysis

Net debt
As of March 31, 2026, the Company’s negative net financial debt position amounted to Ps. 234,762 million, compared to Ps. 112,253 million as of December 31, 2025. On both dates, all of the Company´s financial debt was denominated in foreign currency.
The table included below presents a reconciliation of the Company’s net financial debt as of the dates indicated.
	3/31/2026	12/31/2025
	(in million of Argentine pesos)
Current loans	162,363	268,000
Non current loans	1,408,890	1,598,655
Cash and cash equivalents	(363,346)	(880,033)
Financial assets at fair value through profit or loss	(1,132,545)	(709,353)
Financial assets at amortized cost	(310,124)	(389,522)
Net debt*	(234,762)	(112,253)

* Net debt is a non-IFRS financial measure. We define Net debt as short- and long-term financial debts less: (i) cash and cash equivalents and, (ii)  current financial assets at amortized cost and (iii)  financial assets at fair value through profit or loss. We believe that this measure provides complementary information to investors and management for decision making process that allows to assess our level of indebtedness. Net debt should not be interpreted as an alternative to other financial measures calculated in accordance with IFRS as it may not be comparable with similar denomination measures reported by other entities.

Liquidity and capital resources

The following table includes summarized cash flow statement information for 1Q2026 and 1Q2025:

	1Q2026	1Q2025	Variation
	(in million of Argentine pesos)
Cash flow provided by operating activities	195,773	198,021	(2,248)
Cash flow used in investing activities	(605,616)	(215,464)	(390,152)
Cash flow used in financing activities	(15,080)	(868)	(14,212)
Net variation in cash and cash equivalents	(424,923)	(18,311)	(406,612)
Cash and cash equivalents at the beginning of the year	880,033	86,344	793,689
Monetary result effect on cash and cash equivalents	(62,345)	(4,780)	(57,565)
Foreign exchange gain on cash and cash equivalents	(29,418)	108	(29,526)
Cash and cash equivalents at the end of the period	363,346	63,360	299,986

As of March 31, 2026, and December 31, 2025, the funds allocation was as follows:

	3/31/2026	12/31/2025
Cash and banks	10,711	13,115
Mutual funds	56,447	92,617
Interest-bearing current bank accounts	296,187	774,301
Total cash and cash equivalents	363,346	880,033
Public debt bonds	847,214	344,286
Private debt bonds	234,712	317,195
Time deposits	310,124	389,522
Shares	50,619	47,871
Total fund allocations	1,442,669	1,098,875

The table below shows a reconciliation of the free cash flows for the 1Q2026 and 1Q2025 periods:

	1Q2026	1Q2025
	(in million of Argentine pesos)
Cash flow provided by operating activities	195,773	198,021
PPE adquisition payments	(143,389)	(73,366)
Free cash flow(1)	52,384	124,655

(1) Free cash flow is a non-IFRS financial measure, we define the free cash flow as the cash flows generated by operating activities less the payments made for the acquisition of PPE. Our management considers it as useful for investors and management as a measure of our ability to generate cash that will be used to pay the scheduled debt maturities and that can be used to invest in future growth through new business activities, business development, dividend payment, buy back treasury shares or other financing and investment activities. The free cash flows should not be interpreted as an alternative to other financial measures determined in accordance with IFRS as it may not be comparable with similar denomination measurements reported by other entities.

1Q2026 vs. 1Q2025

During 1Q2026, cash flow provided by operating activities amounted to Ps. 195,773 million, Ps. 2,248 million below 1Q2025. This decrease was mainly explained by higher income tax and interest payments and higher increase in working capital, partially offset by higher operating profit.

	1Q2026	1Q2025	Variation
	(in million of Argentine pesos)
Total Comprehensive Income	159,981	142,355	17,626
Eliminations (1)	148,465	118,695	29,770
Working capital variation	(35,538)	(32,352)	(3,186)
Income tax paid	(41,885)	-	(41,885)
Interest paid	(35,251)	(30,677)	(4,574)
Cash flow provided by operating activities	195,773	198,021	(2,248)
(1) Includes non-cash movements, including depreciation, financial results.

Cash flow used in investing activities amounted to Ps. 605,616 million in 1Q2026, compared to Ps. 215,464 million used in 1Q2025. This negative variation of Ps. 390,152 million was mainly explained by higher payments for the acquisition of investments not considered cash equivalents of Ps. 327,927 million, and higher payments for the acquisition of property, plant and equipment (“PPE”) of Ps. 70,023 million.

	1Q2026	1Q2025	Variation
	(in million of Argentine pesos)
Acquisition of PPE	(143,389)	(73,366)	(70,023)
Payments for the acquisition of financial assets not considered cash equivalents	(470,026)	(142,098)	(327,927)
Interest Received	7,798	-	7,798
Cash flow used in investing activities	(605,616)	(215,464)	(390,152)

During 1Q2026, cash flow used in financing activities amounted to Ps. 15,080 million, representing an increase of Ps. 14,212 million compared to 1Q2025. This variation was mainly attributable to higher net loan repayments of Ps. 14,254 million.

	1Q2026	1Q2025	Variation
	(in million of Argentine pesos)
Proceeds from loans	22,423	-	22,423
Lease payments	(189)	(231)	42
Payment of loans	(37,314)	(637)	(36,677)
Cash flow used in financing activities	(15,080)	(868)	(14,212)

1Q2026 earnings videoconference

We invite you to participate in the videoconference to discuss this 1Q2026 announcement on Wednesday May 6, 2026, at 10:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:
https://us02web.zoom.us/webinar/register/WN_C3wxyq1GQ6KI7o_7adJS7g#/registration

The following section includes financial information.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.
By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.
Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.
Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.
We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

Transportadora de Gas del Sur S.A.
Financial Information for the three-month periods ("1Q")
ended March 31, 2026 and 2025
(In millions of Argentine pesos, except for per share and
per ADS information in pesos or where otherwise indicated)

	1Q2026	1Q2025
Natural Gas Transportation	194,508	201,609
Liquids Production and Commercialization	193,345	147,287
Midstream and Telecommunications	96,347	78,668
Revenues	484,201	427,564
Cost of sales	(202,167)	(181,519)
Administrative and Selling Expenses	(41,843)	(40,896)
Other Operating Results, net	9,149	(18,054)
Operating profit	249,340	187,094
Net Financial Results	12,555	21,782
(Loss) / gain from associates	(181)	90
Total comprehensive income before Income Tax	261,714	208,966
Income Tax expense	(101,733)	(66,611)
Total comprehensive income	159,981	142,355
Earnings per share	212.53	189.11
Earnings per ADS	1,062.63	945.55

Depreciation of PPE	57,147	53,373
Climate event impairment on materials and PPE	-	14,459

Financial results for the three-month periods
ended March 31, 2026 and 2025
(In million of Argentine Pesos)
	1Q2026	1Q2025
Financial income
Interest	10,566	8,735
Foreign exchange gain	(49,222)	22,099
Subtotal	(38,656)	30,834
Financial expenses
Interest	(34,527)	(19,449)
Foreign exchange loss	93,592	(31,692)
Subtotal	59,065	(51,141)
Other financial results
Results on assets at fair value through profit or loss	32,498	70,475
Others	(4,393)	(3,079)
Subtotal	28,105	67,396
Loss on monetary position	(35,959)	(25,307)
Total	12,555	21,782

Business Segment information

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)
1Q2026
Revenues	194,508	193,345	94,611	1,736	484,201
Depreciation	(33,543)	(4,023)	(19,581)	-	(57,147)
Operating profit / (loss)	106,394	92,731	50,337	(122)	249,340
Investments in PPE	80,425	2,500	112,593	-	195,518
1Q2025
Revenues	201,609	147,287	76,717	1,951	427,564
Depreciation	(33,716)	(3,848)	(15,809)	-	(53,373)
Operating profit / (loss)	95,180	60,008	31,970	(64)	187,094
Investments in PPE	27,684	1,738	31,504	-	60,928
	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)
1Q2026
Revenues	187,278	187,169	89,901	1,617	465,965
Depreciation	(3,479)	(507)	(4,358)	-	(8,344)
Operating profit / (loss)	136,552	91,744	64,119	(568)	291,847
Investments in PPE	81,294	2,523	111,052	-	194,869
1Q2025
Revenues	145,871	106,631	56,636	1,402	310,540
Depreciation	(2,153)	(317)	(2,167)	-	(4,637)
Operating profit	94,429	43,267	33,930	144	171,770
Investments in PPE	21,906	1,375	22,136	-	45,417

Consolidated Statement of Financial Position
as of March 31, 2026 and December 31, 2025
(in million of Argentine pesos)

	03/31/2026	12/31/2025
Assets
Non Current assets
Property, plant and equipment	3,608,703	3,470,899
Investments in associates	5,663	5,844
Deferred income tax assets	493	57
Other receivables	430	472
Total non current assets	3,615,289	3,477,271

Current assets
Other receivables	191,843	242,704
Inventories	12,343	11,344
Trade receivables	224,072	215,180
Contract assets	-	30
Financial assets at amortized cost	310,124	389,522
Financial assets at fair value through profit or loss	1,132,545	709,353
Cash and cash equivalents	363,346	880,033
Total current assets	2,234,274	2,448,164
Total Assets	5,849,563	5,925,436

Equity
Common stock	1,063,276	1,063,276
Issuance premium of treasury shares	(78,648)	(78,648)
Legal reserve	170,879	170,879
Reserve for capital expenditures, acqsuition of treasury shares and / or dividends	1,807,099	1,807,099
Accumulated retained earnings	620,580	460,598
Non Controlling interest	3	3
Total Equity	3,583,189	3,423,208

Liabilities
Non-current liabilities
Deferred income tax liabilities	272,089	263,228
Contract liabilities	148,381	150,882
Loans	1,408,890	1,598,655
Total Non-current Liabilities	1,829,360	2,012,765

Current liabilities
Provisions	1,268	1,051
Contract liabilities	9,683	9,699
Other payables	448	380
Taxes payables	10,872	12,512
Income tax payable	103,979	57,597
Payroll and social security taxes payables	19,722	30,283
Loans	162,363	268,000
Trade payables	128,679	109,941
Total Current Liabilities	437,014	489,463
Total Liabilities	2,266,374	2,502,228

Total Equity and Liabilities	5,849,563	5,925,436

Consolidated Statement of Cash Flows for the first quarters
 ended March 31, 2026 and 2025
(In million of Argentine Pesos)

	2026	2025

Cash flow provided by operating activities

Total comprehensive income for the year	159,981	142,355

Reconciliation of net income to cash flow provided by operating activities:

Depreciation of PPE	57,147	53,373
Reversal of Impairment of Property, plant and equipment	-	14,459
Disposal of PPE	567	603
Increase in allowances and provisions	316	160
Share of (gain) / loss from associates	181	(90)
Interest expense accrual	34,258	19,048
Results on other financial assets other than cash and cash equivalents	(38,388)	(76,238)
Income tax	101,733	66,611
Impairment of financial assets	76	-
Foreign exchange loss	(39,438)	16,018
Loss on monetary position	32,015	24,751

Changes in assets and liabilities:
Trade receivables	(32,395)	15,309
Other receivables	554	(10,967)
Inventories	(1,978)	(8,038)
Trade payables	9,238	(14,899)
Payroll and social security taxes payable	(7,948)	(6,615)
Taxes payable	(561)	(3,759)
Contract assets	27	-
Other payables	42	95
Interest paid	(35,251)	(30,677)
Income tax paid	(41,885)	-
Contract liabilities	(2,517)	(3,478)
Cash flow provided by operating activities	195,773	198,021

Cash flow used in investing activities
Additions to property, plant and equipment	(143,389)	(73,366)
Interest received	7,798	-
Proceeds from sales of financial assets not considered cash equivalents, net	218,483	106,152
Payments for acquisitions of financial assets not considered cash equivalents	(706,022)	(289,407)
Proceeds from sales of financial assets not considered cash equivalents	17,513	41,157
Cash flow used in investing activities	(605,616)	(215,464)

Cash flow used in financing activities
Proceeds from loans received	22,423	-
Leasing payments	(189)	(231)
Payment of loans	(37,314)	(637)
Cash flow used in financing activities	(15,080)	(868)

Net variation in cash and cash equivalents	(424,923)	(18,312)

Cash and cash equivalents at the beginning of the period	880,033	86,344

Monetary result effect on cash and cash equivalents	(62,345)	(4,780)
Foreign exchange gain on cash and cash equivalents	(29,418)	108

Cash and cash equivalents at the end of the period	363,346	63,360

tgs

For additional information on tgs, please contact:

INVERSOR RELATIONS:

Finance and IR Manager
Leandro Perez Castaño

Investor Relations Officer
Carlos Almagro

Contact inversores@tgs.com.ar

MEDIA RELATIONS:

Institutional Relations Manager
Mario Yaniskowski

Contact: mario_yaniskowski@tgs.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Chief Financial Officer and Services Vice President

	By:	/s/Hernán D. Flores Gómez
		Name:	Hernán Diego Flores Gómez
		Title:	Legal Affairs Vice President

Date: May 5, 2026.